FEDERATED EQUITY FUNDS

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 19, 2017

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED EQUITY FUNDS (the “Trust” or “Registrant”)

Federated Global Strategic Value Dividend Fund (the “Fund”)

Class A Shares

Class C Shares

Institutional Shares

Class R6 Shares

1933 Act File No. 2-91090

1940 Act File No. 811-4017

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your additional comments provided via telephone on January 12 and 13, 2017 on its Rule 485(a) Post-Effective Amendment No. 180 and Amendment No. 167 with respect to the Fund, filed on November 2, 2016 and on its previous correspondence filing with respect thereto submitted on January 6, 2017.

Additional comments related to prior Comment 14: Prior Performance of Composite Accounts Similarly Managed by Adviser.

1. Ensure that your revised disclosure includes a statement that you have included in your composite all accounts managed by the Fund’s adviser that are substantially similar to the Fund.

Response: The Registrant will revise the Fund's disclosure to include a statement that all accounts managed by the Fund’s adviser that the Fund’s investment adviser determined are substantially similar to the Fund have been included in the performance composite in the Fund’s prospectus (the “Composite”).

2. In your response to prior Comment 14, you indicate that the Fund and private account are distinguishable from all other accounts managed by the adviser because the asset allocations are substantially different.

While asset allocations may indicate different investment objectives, policies and strategies, such allocations are not dispositive. In order to assist us in understanding your conclusion that the private account is the only account managed by the adviser with substantially similar investment objectives, policies and strategies as the Fund, please provide us with the following:

a.	Support for your statement that the asset allocations to U.S. and non-U.S. investments are substantially different.
b.	Any additional factors you considered in concluding the private account was the only account with substantially similar investment objectives, policies and strategies.

Response: In determining that the private account is the only other account managed by the Fund’s investment adviser with substantially similar investment objectives, policies, and strategies as the Fund, the Registrant considered: (1) the relative significance of allocating approximately 50% of the Fund’s portfolio to U.S.-based securities; and (2) allocation targets for foreign securities. As previously noted, the Fund’s investment adviser manages several other private accounts and “Strategic Value Dividend” funds (“SVDFs”) that focus on dividend yielding stocks with dividend growth potential. However, these other SVDFs are distinct from the Fund because they have substantially different allocations to foreign securities, and thus the risk profile and performance of these other SVDFs are expected to be substantially different from the Fund.

For example, the Federated International Strategic Value Dividend Fund (“International Fund”), like the Fund, seeks to provide income and long-term capital appreciation by investing in dividend yielding stocks with dividend growth potential. However, the International Fund has a different principal investment strategy than the Fund, as it does not invest in U.S.-based securities as part of its principal investment strategy. The International Fund discloses that it "pursues its investment objective by investing primarily in equity securities of companies based in countries outside the United States," whereas the Fund discloses that it "pursues its investment objective by investing primarily in equity securities of U.S. and foreign companies.” Further, while the International Fund invests primarily in non-U.S. securities, the Fund will at times invest as little as 30%of its portfolio in non-U.S. securities, depending on the outlook for the asset class, as disclosed in the Fund’s prospectus.

The private account included in the Composite is the only other SVDF managed by the adviser that has a substantially similar allocation to U.S. securities as the Fund. As of December 2016, 49% of the Composite’s portfolio was allocated to U.S. securities. By contrast, the International Fund had a minimal allocation to U.S.-based investments. As of December 2016, the International Fund held a 3.5% weight in Phillip Morris International, a company domiciled in the U.S. that derives 100% of its revenue from outside the U.S. Roughly, 1.2% of the International Fund’s allocation was operating cash.

Given the global significance of the U.S. economy, the adviser believes that the Fund’s substantial allocation to U.S. securities combined with allocation targets for foreign securities would cause the Fund to perform differently and have a substantially different risk profile than the International Fund and the other SVDFs that have allocations to foreign securities. For this reason, the International Fund is not included in the Composite, but is included in a different performance composite that includes other SVDFs that invest primarily in non-U.S. stocks. Accordingly, the private account is the only other account managed by the Fund’s adviser with substantially similar investment objectives, principals, and strategies as the Fund.

If you have any questions on the enclosed material, please contact me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal